UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Richardson, James R
   Flexsteel Industries, Inc.
   P. O. Box 877
   Dubuque, IA  52004
   Dubuque
2. Issuer Name and Ticker or Trading Symbol
   Flexsteel Industries, Inc.
   FLXS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   02/10/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior V. P. Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
Flexsteel Industries|2/10/0|      |G   |V|598               |(A)|16.72      |177,094            |(D)   |                           |
, Inc. Common Stock |3     |      |    | |                  |   |           |                   |      |                           |
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Flexsteel Industries|      |      |    | |                  |   |           |1,332              |(I)   |By Wife                    |
, Inc. Common Stock |      |      |    | |                  |   |           |                   |      |                           |
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Flexsteel Industries|      |      |    | |                  |   |           |9,473              |(I)   |401k Plan                  |
, Inc. Common Stock |      |      |    | |                  |   |           |                   |      |                           |
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Flexsteel Industries|2/10/0|      |G   |V|1,794             |(D)|16.72      |235,920            |(I)   |Trust                      |
, Inc. Common Stock |3     |      |    | |                  |   |           |                   |      |                           |
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Flexsteel Industries|      |      |    | |                  |   |           |7,142              |(I)   |By Flexsteel Industries    |
, Inc. Common Stock |      |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Option       |13.25   |       |      |    | |           |   |12/09|12/09|Flexsteel Co|       |       |9,000       |(D)|            |
             |        |       |      |    | |           |   |/99  |/09  |mmon Stock  |       |       |            |   |            |
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Option       |10.75   |       |      |    | |           |   |11/14|11/14|Flexsteel Co|       |       |10,000      |(D)|            |
             |        |       |      |    | |           |   |/00  |/10  |mmon Stock  |       |       |            |   |            |
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Option       |10.30   |       |      |    | |           |   |11/02|11/02|Flexsteel Co|       |       |10,750      |(D)|            |
             |        |       |      |    | |           |   |/01  |/11  |mmon Stock  |       |       |            |   |            |
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Option       |15.9250 |       |      |    | |           |   |12/09|12/09|Flexsteel Co|       |       |10,750      |(D)|            |
             |        |       |      |    | |           |   |/02  |/12  |mmon Stock  |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses: